POTASH AMERICA, INC.

8th Floor – 200 South Virginia Street, Reno, Nevada

 (775) 398-3019

June 28, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE
Washington, D.C. 20549-4631

Attention:

Jessica Plowgian

Dear :

Re: Potash America, Inc.

Further to our phone conversation on June 24, 2011, we wish to clarify and expand regarding our property in Newfoundland, Canada.

Each mineral claim in The Province of Newfoundland has an annual requirement to spend a specified dollar amount on the property, or the claim is defaulted back to the Provincial government. Our company has until February of 2012 to meet this obligation in this regard.

The property experiences severe winter weather and consequently, the time available for on-site activities is quite a bit shorter than at comparative properties located in warmer climates. We have hired a Canadian Project Manager, and appointed a member to our Advisory Board with specific industry experience. We are in the process of hiring a geologist to conduct preliminary studies.  We believe that once these studies are completed, we will be able to determine the best course of exploration on the property.

Yours truly,

/s/ Barry Wattenberg

Barry Wattenberg, President

Potash America, Inc.